SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 April 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Holding(s) in Company announcement dated 12 April 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 April 2005                                                                                                                                Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

                                                              SCHEDULE 10

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

Cambridge Antibody Technology Group plc

2)   Name of shareholder having a major interest

The Wellcome Trust

3)   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4)   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited Account JD12  23,252 Ordinary Shares
State Street Nominees Limited Account JD71  1,628,826 Ordinary Shares

5)   Number of shares/amount of stock acquired

Not Stated

6)   Percentage of issued class

N/A

7)   Number of shares/amount of stock disposed

Not Stated

8)   Percentage of issued class

N/A

9)   Class of security

Ordinary 10 pence shares

10)  Date of transaction

Not Stated

11)  Date company informed

12 April 2005

12)  Total holding following this notification

1,652,078

13)  Total percentage holding of issued class following this notification

3.20%

14)  Any additional information

None

15)  Name of contact and telephone number for queries

Justin Hoskins 01223 898589

16)  Name and signature of authorised company official responsible for making this notification

Justin Hoskins, Company Secretary

Date of notification: 12 April 2005

END